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WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

February 4, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NW

Washington, DC 20549

Attn: Laura Solomon

Re:          Amendment No. 2 to the Application of ING Investments, LLC, et al. for an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), for an exemption from  (1) certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and (2) certain disclosure requirements under various rules and forms.
File No.: 812-12160

Dear Ms. Solomon:

Please be advised that the above referenced filing, filed via the EDGAR system on January 7, 2013, was misfiled.  A substantially similar filing was made via the EDGAR system on January 11, 2013, which seeks similar relief in the form of a new exemptive application submitted by the same applicants.

Thank you for your attention to this matter.  Please feel free to contact me should you have any questions or need any further information.

Sincerely,

/s/William J. Bielefeld
William J. Bielefeld